FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

LMS Medical Systems Inc.

5252, de Maisonneuve O.

Bureau 314

Montréal, Québec, H4A 3S5

Item 2 - Date of Material Change

March 6, 2008

Item 3 - News Release

A press release with respect to the material change described herein was issued on March 6, 2008 and filed on SEDAR on March 7, 2008.

Item 4 - Summary of Material Change

On March 6, 2008, LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALM(TM) clinical information system and risk management software for obstetrics, announced that it has closed a $2.0 million private placement.

Item 5 - Full Description of Material Change

On March 6, 2008, LMS Medical Systems announced that it has closed a $2.0 million private placement.

The private placement was comprised of 4 million units at a purchase price of $0.50 per unit which generated $2 million in gross proceeds prior to the deduction of placement agent fees and offering related expenses. Each unit is comprised of one common share and a quarter warrant, each full warrant being exercisable for one common share at a strike price of $0.60 for a period of five years from the date of issue. Proceeds from the financing will be used for general working capital and for sales and marketing activities.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information contact Yves Grou, Chief Financial Officer of LMS Medical Systems Inc. at the above-mentioned address or by telephone at (514) 488-3461 Ext. 238.

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 10th day of March, 2008.

LMS MEDICAL SYSTEMS INC.
By:	/s/ Yves Grou
Yves Grou Chief Financial Officer